                                   UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549



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                                  SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                           The John Nuveen Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                             Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 478035 10 8
                           -----------------------
                                 (CUSIP Number)

                            Alan G. Berkshire, Esq.
                             333 West Wacker Drive
                            Chicago, Illinois 60606
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               January 1, 2000
            --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 478035 10 8

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Timothy R. Schwertfeger
         ###-##-####

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [X]
                                                                                                                  (b) [ ]



3      SEC USE ONLY



4      SOURCE OF FUNDS*

         SC & PF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]



6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

                           7      SOLE VOTING POWER

                                   565,000

                           8      SHARED VOTING POWER

   NUMBER OF SHARES                273,700*
  BENEFICIALLY OWNED
  BY EACH REPORTING        9      SOLE DISPOSITIVE POWER
     PERSON WITH
                                   565,000

                          10      SHARED DISPOSITIVE POWER

                                   273,700*

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              838,700

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         [ ]


    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              11.7%

    14      TYPE OF REPORTING PERSON*

              IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

*The shares set forth are beneficially owned by Mr. Schwertfeger and his spouse
M. Gail Waller as joint tenants with right of survivorship.

                                  SCHEDULE 13D


CUSIP No. 478035 10 8

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         M. Gail Waller
         ###-##-####

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [X]
                                                                                                                  (b) [ ]



3      SEC USE ONLY



4      SOURCE OF FUNDS*

         SC & PF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]



6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

                           7      SOLE VOTING POWER

                                  -0-

                           8      SHARED VOTING POWER

   NUMBER OF SHARES               273,700*
  BENEFICIALLY OWNED
  BY EACH REPORTING        9      SOLE DISPOSITIVE POWER
     PERSON WITH
                                  -0-

                          10      SHARED DISPOSITIVE POWER

                                  273,700*

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            273,700*

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         [ ]


    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.8%

    14      TYPE OF REPORTING PERSON*

            IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


*See footnote on page 2.

Item 1. Security and Issuer

     This statement on Schedule 13D relates to shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of The John Nuveen Company, a Delaware corporation (the "Company"). The Company's principal executive office is located at 333 West Wacker Drive, Chicago, Illinois 60606.

ITEM 2. IDENTITY AND BACKGROUND

     (a) Timothy R. Schwertfeger and M. Gail Waller

     (b) 333 West Wacker Drive, Chicago, Illinois 60606.

     (c) Mr. Schwertfeger is a Chief Executive Officer, Chairman and Director of the Company. The Company's principal executive office is located at 333 West Wacker Drive, Chicago, Illinois 60606. Ms. Waller is an attorney who also serves on a number of charitable boards of directors. Her address is as shown above, care of Mr. Schwertfeger.

     (d) Neither Mr. Schwertfeger nor Ms. Waller have been convicted in any criminal proceeding during the last five years (excluding traffic violations or other similar misdemeanors).

     (e) During the last five years, neither Mr. Schwertfeger nor Ms. Waller have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, subjected either of them to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or found any violation with respect to such laws.

     (f) Mr. Schwertfeger and Ms. Waller are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     All of the 838,700 shares of Class A Common Stock beneficially owned by Mr. Schwertfeger have been acquired by him through grants of restricted stock and non-qualified stock options under the Nuveen 1992 Special Incentive Plan (the "Incentive Plan"), and the 1996 Equity Incentive Award Plan (the "1996 Plan") and or through various open market purchases of an aggregate of 19,100 shares of Class A Common Stock. On May 27, 1992, the date of the closing of the initial public offering of Class A Common Stock (the "Offering"), the Compensation Committee of the Board of Directors (the "Compensation Committee") awarded initial grants ("Initial Grants") under the Incentive Plan to key executive officers of the Company. Mr. Schwertfeger's Initial Grant under the Incentive Plan included 210,600 restricted shares of Class A Common Stock and non-qualified stock options for 220,000 shares of Class A Common Stock, of which all options have become exercisable. Non-qualified stock options to purchase 220,000 shares and 125,000 shares, respectively, of Class A Common Stock were granted by the Compensation Committee on February 26, 1996 under the 1996 Plan, all of which options have become exercisable. The Compensation Committee also awarded Mr. Schwertfeger 44,000 restricted shares of Class A Common Stock on February 23, 1996, all of which restrictions have lapsed. See Item 5(c) and
Item 6.

ITEM 4. PURPOSE OF TRANSACTION

     The purpose of the Incentive Plan and the 1996 Plan is to enable the Company to attract and retain exceptionally qualified officers and other key employees upon whom the sustained growth and profitability of the Company will depend in large part, to provide incentive for such individuals to enhance the value of the Company for the benefit of the stockholders, and to strengthen the mutuality of interests between participants and the Company's stockholders by providing equity-based incentive awards.

     Depending on market conditions and applicable legal restrictions existing at the time, Mr. Schwertfeger may from time to time increase his beneficial ownership of shares of Class A Common Stock through open market transactions (including brokerage transactions on the New York Stock Exchange) or by other types of transactions. Mr. Schwertfeger may also from time to time dispose of shares of Class A Common Stock beneficially owned by him in open market transactions, in conjunction with a registration statement filed by the Company or otherwise.

     Except as described in this Item 4, Mr. Schwertfeger does not have any present plans or proposals which relate to or would result in any action or event described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, Mr. Schwertfeger reserves the right to change his plans or intentions at any time and to take all actions he may deem appropriate in the circumstances.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Mr. Schwertfeger is the beneficial owner of 838,700 Class A Common Shares, including 565,000 shares issuable upon the exercise of stock options which are currently exercisable. Based on the number of shares of Class A Common Stock outstanding as of January 31, 2000 and such 565,000 shares subject to Mr. Schwertfeger's stock options, such 838,700 shares represent approximately 11.7% of the Class A Common Stock.

     (b) Mr. Schwertfeger has sole power to vote or direct the vote or to dispose or direct the disposition with respect to 565,000 shares of Class A Common Stock beneficially owned by him which are unissued shares subject to currently exercisable stock options. Mr. Schwertfeger has shared power to vote or direct the vote and to dispose or direct the disposition of the remaining 273,700 shares which shares are held in joint tenancy with rights of survivorship with his wife Gail Waller and consist of outstanding shares that are no longer subject to restrictions on transferability or a risk of forfeiture under the Incentive Plan and shares purchased in open market transactions. Additionally, Mr. Schwertfeger holds 1,000 shares of Class A Common Stock in which he is the custodian for his son under the Illinois Uniform Transfer to Minors Act.

     (c) During the past 60 days the following shares have become subject to exercisable stock options or have vested, pursuant to the vesting schedule described below, on the dates indicated:


                               Number of          Number of Option
                               Restricted Shares  Shares Becoming
              Date             Becoming Vested    Exercisable
              ---------------  -----------------  ----------------

              January 1, 2000       44,000            125,000

     The exercise price for all such option shares is $30 per share.

     (d)  See Item 6.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The following summary of contracts, arrangements, understandings or relationships of Mr. Schwertfeger with respect to securities of the Company does not purport to be complete and is qualified in its entirety by reference to the documents filed as Exhibits to this statement.

      Of the shares shown as owned by Mr. Schwertfeger, 210,600 shares were originally awarded as restricted shares under the Issuer's 1992 Incentive Plan, 220,000 shares are obtainable upon the exercise of non-qualified stock options awarded under the Issuer's 1992 Incentive Plan, 345,000 shares are obtainable upon the exercise of non-qualified stock options awarded under the Issuer's 1996 Plan and 44,000 shares were originally awarded as restricted stock under the Issuer 1996 plan. The exercise price for the options awarded under the 1992 Incentive Plan is $18.00 per share, and the exercise price for the options awarded under the 1996 Plan is $30.00 per share. The options awarded under the 1992 Incentive Plan expire, if not previously exercised, on May 26, 2002. The options awarded under the 1996 Plan expire, if not previously exercised, on February 23, 2006. All of the restrictions on the shares originally awarded as restricted shares have lapsed, and such shares are no longer subject to any of the provisions of the 1992 Incentive Plan or the 1996 plan. All of the outstanding options to acquire Class A Common Stock described above are subject to the terms of the 1992 Incentive Plan or the 1996 Plan, as applicable. Copies of the 1992 Incentive Plan and the 1996 Incentive Plan have been filed as exhibits to this Schedule 13D.

     Except as described in Item 4 and in this Item 6, Mr. Schwertfeger is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any shares of Class A Common Stock of the Company, including but not limited to transfer or voting of any shares of Class A Common Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Except as provided in the Incentive Plan and the 1996 Plan, Mr. Schwertfeger has not pledged or otherwise subjected any shares of Class A Common Stock held by him to a contingency the occurrence of which would give another person voting power or investment power over such securities. Ms. Waller is not subject to any contracts or arrangements with response to any shares of the Class A Common Stock of the Company.

ITEM 7. MATERIAL FILED AS EXHIBITS

        Exhibit 1. The Nuveen 1992 Special Incentive Plan, previously filed on May 31, 1996 as Exhibit 1 to Form 13-D for Mr.
                     Schwertfeger and is incorporated herein by reference.

        Exhibit 2. The 1996 Equity Incentive Award Plan, previously filed on May 23, 1996 as Exhibit A to the Company's Proxy Statement, and is incorporated herein by reference.

SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February 11, 2000                               /s/ TIMOTHY R. SCHWERTFEGER
-----------------                               --------------------------------
   Date                                         Timothy R. Schwertfeger


                                                /s/ M. GAIL WALLER
                                                --------------------------------
                                                M. Gail Waller

CUSIP NO.  478035108

                                   EXHIBIT A
                                       TO
                                  SCHEDULE 13D

                      Agreement Relating to the Filing of
                   Joint Statements Pursuant to Rule 13d-1(k)
                   ------------------------------------------


    Pursuant to Rule 13d-1(k) of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, the undersigned agree that the
Schedule 13D Statement to which this Exhibit is attached is filed on their behalf in the capacities set out herein below.

Dated:  February 11, 2000


                                                /s/ TIMOTHY R. SCHWERTFEGER
                                                -----------------------------
                                                Timothy R. Schwertfeger



                                                /s/ M. GAIL WALLER
                                                -----------------------------
                                                M. Gail Waller

CUSIP NO. 478035108



                                   EXHIBIT B
                                       TO
                                  SCHEDULE 13D
                                  ------------

    The following is a complete and accurate list of each number of the group:


        1. Timothy R. Schwertfeger
        2. M. Gail Waller